August 18, 2003

Mr. Raymond Dabney, CEO
Xraymedia.com, Inc.
555 Burrard Street, Suite 900
Vancouver, B. C., Canada V7X1M9

RE: Xraymedia.com, Inc. (the "Company")

Dear Mr. Dabney:

You have requested my opinion regarding issuance of certain shares pursuant to the Company’s "Consultant Compensation Plan" (the "Plan"), subject of a Form S-8 registration statement to be filed with the Securities and Exchange Commission.

I have reviewed the relevant documents in connection with the Plan, including the Plan itself, and such other corporate documents as I deem necessary and appropriate in connection with the Plan. I have also discussed the Plan with management of the Company, and received such assurances from them as I deem necessary under the circumstances.

Based thereon, it is my opinion that the Company may issue a total of 500,000 unrestricted shares of its Common Stock pursuant to the terms of the Plan. When issued, the shares shall be validly issued, fully paid and non-assessable.

The information set forth herein is effective as of the date of this letter. I consent to use of this letter as an exhibit to your S-8 filing.

If you have any questions regarding this matter, please do not hesitate to contact me.

Very truly yours,

Michael J. Morrison, Esq.